AM 3-30-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135th Street Suite 100
(No. and Street)

Leawood (City) Kansas (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier (913)239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
(Name – *if individual, state last, first, middle name*)

4747 West 135th Street Suite 200 (Address) Leawood (City) Kansas (State) 66224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AM 3-30-2004

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/27/04
State of Kansas
County of Johnson

Jo Ellen Tierney
Notary Public

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11-18 2005
STATE OF KANSAS

J A Meier
Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS AND AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

LARRY D. SOWERS, CPA, PA

CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2003, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

L D Sowers CPA, PA

Leawood, Kansas

February 19, 2004

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current assets:	
Cash and cash equivalents (Note 1)	$ 17,209
Concessions receivable(Note 1)	8,280
Total current assets	25,489
Other Assets:	
Organization expense, net of accumulated amortization of $6,247 and $6,247, respectively (Note 1)	0
Total other assets	0
Total Assets	$ 25,489

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Commissions payable	$ 5,176
Total Current Liabilities	5,176
Stockholders' Equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	10,313
Total stockholders' equity	20,313
Total liabilities and stockholders' equity	$ 25,489

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Concessions income	$ 1,455,728
Total revenues	1,455,728
Operating Expenses:	
Bank service charge	25
Commission expense	719,011
Dues & subscriptions	395
Insurance	4,960
License and permits	531
Overhead reimbursement	113,500
Professional fees	2,500
Brokers fees	8,649
Taxes	110
Total operating expenses	849,681
Income from operations	606,047
Other Income:	
Interest income	171
Total other income	171
Net income	$ 606,218

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 8,095
Net income for the year	606,218
Non-dividend distribution	(604,000)
Balance, December 31, 2003	$ 10,313

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income		$ 606,218
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in concessions receivable	$ (8,280)	
Increase in commissions payable	2,240	
Net cash used by operating activities		(6,040)
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(604,000)	
Net cash used by financing activities		(604,000)
Net decrease in cash		(3,822)
Cash and cash equivalents, beginning of year		21,031
Cash and cash equivalents, end of year		$ 17,209

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance at January 1, 2003	$ 18,095
Net income	606,218
Deductions, including non-conforming capital of non-dividend distributions	(604,000)
Balance at December 31, 2003	$ 20,313

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of significant accounting policies

Nature of business
FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2003, no cash deposits exceed federally insured limits.

Concessions receivable
Management believes that all concessions receivable as of December 31, 2003, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Other assets/Amortization
Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2003, was $0.

Income taxes
The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Concentrations of credit risk
Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 2 - Net capital and required net capital

Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 20,313
Less: Total non-allowable assets	0
Net capital	$ 20,313

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -0-
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	15,313
Excess net capital at 100%	$ 20,313

See accountant's audit report.

Supplemental Report

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2003

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report.